FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 6, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 07.628.528/0001-59

Company Registry (NIRE): 35.300.326.237

SALE OF THE ARAUCÁRIA FARM

 BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”) informs its shareholders and the market in general that it has entered into a Purchase and Sale Agreement for an area of the Araucária Farm. The sale of the Araucária Farm is in line with the Company’s business strategy that focuses not only on agricultural production but also on capital gains through the sale of properties.

The sold area totals 394 hectares, 310 of which are arable. The rural property, located in Mineiros, Goiás state, was acquired in 2007 and has a total area of 9,862 hectares, approximately 7,205 hectares of which are arable.

The total amount of the sale was 248,000 soybean bags (800 bags per arable hectare) or R$11.7 million (~R$38,000/ha). The buyer made the initial payment of 36,000 soybean bags, totaling R$1.7 million, and the remaining balance will be paid in eight semi-annual installments, the first of which due in August 2013, in an amount equivalent to 36,000 soybean bags, and the last, due upon the grant of the deed, in August 2016, in an amount equivalent to 25,000 soybean bags. The average term of the sale is 1.4 years and the Company will continue operating this area until this year’s harvest of the planted sugarcane.

From the accounting perspective, on June 30, 2012, this plot of the farm is valued in the Company’s books at R$3.6 million (acquisition cost + investments net of depreciation).

São Paulo, May 6, 2013.

Julio Toledo Piza

CEO & Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May [6], 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: May [6], 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer